SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Investor Presentation September 2019

INVESTOR PRESENTATION SEPTEMBER 2019INVESTOR PRESENTATION SEPTEMBER 2019

IMPORTANT NOTICE Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20- F for the fiscal year ended December 31, 2018 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated the calculation of the main financial figures in U.S. dollars before 2019 is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. For 2019, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. 2IMPORTANT NOTICE Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20- F for the fiscal year ended December 31, 2018 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated the calculation of the main financial figures in U.S. dollars before 2019 is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. For 2019, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. 2

YPF TODAY










YPF

A 97-year-old company

Publicly traded corporation since 1993 on the NY and BA Exchanges

The largest O&G producer in Argentina

507 Kboe/d (LTM Q2 2019)

36% Market Share[1]:

- 43% Oil
- 32% Gas

1) Source IAPG - May 2019

World-class shale producer

The biggest outside the US

VM Gross Acreage (MM ACRES)

- 1.8 Oil (~53%)
- 1.2 Gas (~44%)

82 Kboe/d

60 new wells in 1H 2019

The leading downstream player in Argentina

3 refineries: 50% of Argentina´s capacity. ~ 320 kbbl/day

~1,600 gas stations. 36% Market Share[2]

57% Market Share of diesel and gasoline sales (as of 1H19)

#1 petrochemical manufacturer: output of ~2.5 mm tons/year

103 branches covering the Agribusiness

2) 20-F 2018

YPF Luz fifth-largest power generator in Argentina:

1.8 GW

50% stake in Ensenada de Barragán Thermal power plant (560 MW)

3

SAFETY AND SUSTAINABILITY ARE EMBEDDED IN THE DAILY ACTIVITY AND CORPORATE STRATEGY

TOTAL IFR

of people injured for each million hours worked
2009 – 1H 2019


1.27
0.82
0.72
1.05
1.89
1.05
0.91
0.74
0.60
0.51
0.57
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
1H 2019



ESG REPORTING

- Tracking ESG performance under DJSI and MSCI ESG Ratings
- Part of BYMA's Corporate Governance Panel and BYMA's Sustainability Index
- Committed to the Ten Principles of the United Nation's Global Compact
- Members of EITI Argentina

RENEWABLES AND NEW ENERGY SOLUTIONS

- Renewables energy consumption representing 17% of total energy consumed
- Research in Y-TEC
- Launched YPF ventures to focus on new energy and mobility
- First peer to invest in micromobility

4

MAIN FINANCIAL FIGURES: STABLE EBITDA MARGIN AND NET LEVERAGE < 2x (1) REVENUES Upstream Downstream CAPEX (In Billions of USD) Gas & Power Other (In Billions of USD) 4.3 15.5 15.3 14.7 14.3 3.7 3.5 3.3 2016 2017 2018 LTM Q2 2019 2016 2017 2018 LTM Q2 2019 (2) (3) ADJUSTED EBITDA & MARGIN NET LEVERAGE (In Billions of USD and %) NET DEBT / ADJ. EBITDA (x) 28% 28% 28% 27% 6.000 2.0x 5.000 2.0x 4.4 4.1 1.9x 4.1 4.0 4.000 1.7x 15% 3.000 2.000 1.000 0 0% 2016 2017 2018 LTM Q2 2019 2016 2017 2018 LTM Q2 2019 (1) Q2 2019 capex includes around USD 200 MN from Ensenada Barragán and Aguada del Chañar acquisitions. (2) Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment + Depreciation of assets for own use + Amortization of intangible assets + unproductive exploratory drillings. Excludes IFRS 16 effects. 5 (3) See description of Net debt in footnote (4) on page 16. MAIN FINANCIAL FIGURES: STABLE EBITDA MARGIN AND NET LEVERAGE < 2x (1) REVENUES Upstream Downstream CAPEX (In Billions of USD) Gas & Power Other (In Billions of USD) 4.3 15.5 15.3 14.7 14.3 3.7 3.5 3.3 2016 2017 2018 LTM Q2 2019 2016 2017 2018 LTM Q2 2019 (2) (3) ADJUSTED EBITDA & MARGIN NET LEVERAGE (In Billions of USD and %) NET DEBT / ADJ. EBITDA (x) 28% 28% 28% 27% 6.000 2.0x 5.000 2.0x 4.4 4.1 1.9x 4.1 4.0 4.000 1.7x 15% 3.000 2.000 1.000 0 0% 2016 2017 2018 LTM Q2 2019 2016 2017 2018 LTM Q2 2019 (1) Q2 2019 capex includes around USD 200 MN from Ensenada Barragán and Aguada del Chañar acquisitions. (2) Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment + Depreciation of assets for own use + Amortization of intangible assets + unproductive exploratory drillings. Excludes IFRS 16 effects. 5 (3) See description of Net debt in footnote (4) on page 16.

ORGANIC INCREASE IN RESERVES Reserve Replacement Ratio 178% Shale P1 reserves representing 19% of total reserves TOTAL HYDROCARBON PROVED RESERVES (MBOE) Crude + NGL Gas 1,226 1,212 1,132 1,113 1,083 1,080 1,014 1,005 982 979 929 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 6ORGANIC INCREASE IN RESERVES Reserve Replacement Ratio 178% Shale P1 reserves representing 19% of total reserves TOTAL HYDROCARBON PROVED RESERVES (MBOE) Crude + NGL Gas 1,226 1,212 1,132 1,113 1,083 1,080 1,014 1,005 982 979 929 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 6

LOWER NATURAL GAS DEMAND IMPACTING TOTAL PRODUCTION; FOCUS ON SHALE OIL TOTAL NET PRODUCTION NET SHALE PRODUCTION (KBOE/D) (KBOE/D) 15% 90,0 15% 577.4 80,0 76.8 11% 555.0 530.2 501.1 70,0 10% 7% 57.7 60,0 5% 50,0 5% 36.8 40,0 29.9 30,0 0% 20,0 10,0 -5% 2016 2017 2018 1H19 2016 2017 2018 1H19 Crude oil Natural Gas Crude Oil Natural Gas NGL NGL % of total production 7LOWER NATURAL GAS DEMAND IMPACTING TOTAL PRODUCTION; FOCUS ON SHALE OIL TOTAL NET PRODUCTION NET SHALE PRODUCTION (KBOE/D) (KBOE/D) 15% 90,0 15% 577.4 80,0 76.8 11% 555.0 530.2 501.1 70,0 10% 7% 57.7 60,0 5% 50,0 5% 36.8 40,0 29.9 30,0 0% 20,0 10,0 -5% 2016 2017 2018 1H19 2016 2017 2018 1H19 Crude oil Natural Gas Crude Oil Natural Gas NGL NGL % of total production 7

CONTINUE INCREASING SHALE OIL PRODUCTION AND REDUCING COSTS Active wells - V Active wells - H New wells SHALE OIL WELLS NET SHALE OIL PRODUCTION 70 59 (KBOE/D) 40 23 31.3 800 60 40 20 0 700 -20 -40 -60 593 608 -80 -100 600 -120 534 -140 495 -160 -180 -200 500 22.5 -220 -240 -260 -280 -300 400 -320 -340 -360 -380 -400 16.6 300 -420 -440 14.5 -460 -480 -500 200 -520 -540 -560 -580 -600 100 -620 -640 -660 -680 0 -700 2016 2017 2018 1H19 2016 2017 2018 1H19 SHALE OIL STAGES & RIGS (1) DEVELOPMENT & OPEX COST - LOMA CAMPANA (USD/BOE) Stages Active rigs 19 Develop. Opex 45 18.0 7 7 7 40 10 15.0 35 32 30 26 12.0 11.0 -10 25 20 16 ~9 20 9.1 15 -30 6.0 10 ~5.5 5 0 -50 2016 2017 2018 1H19 2016 2017 2018 1H19 (1) Loma Campana development costs have been recalculated based on new expected EUR. 8CONTINUE INCREASING SHALE OIL PRODUCTION AND REDUCING COSTS Active wells - V Active wells - H New wells SHALE OIL WELLS NET SHALE OIL PRODUCTION 70 59 (KBOE/D) 40 23 31.3 800 60 40 20 0 700 -20 -40 -60 593 608 -80 -100 600 -120 534 -140 495 -160 -180 -200 500 22.5 -220 -240 -260 -280 -300 400 -320 -340 -360 -380 -400 16.6 300 -420 -440 14.5 -460 -480 -500 200 -520 -540 -560 -580 -600 100 -620 -640 -660 -680 0 -700 2016 2017 2018 1H19 2016 2017 2018 1H19 SHALE OIL STAGES & RIGS (1) DEVELOPMENT & OPEX COST - LOMA CAMPANA (USD/BOE) Stages Active rigs 19 Develop. Opex 45 18.0 7 7 7 40 10 15.0 35 32 30 26 12.0 11.0 -10 25 20 16 ~9 20 9.1 15 -30 6.0 10 ~5.5 5 0 -50 2016 2017 2018 1H19 2016 2017 2018 1H19 (1) Loma Campana development costs have been recalculated based on new expected EUR. 8

CLUSTER OIL N°2
PBN
FMo
PH
N
BDT
SDH
LdM
CLMI
LaMa
CA
San Roque
EOR
PY II
CLUSTER OIL N°1
LACh
AdCh
AdC
ADLA
BA
BS
Schlumberger
APE
APO
LC
LCa
LLL Sur
RDM
Embalse
Cha
MBE
LTa
Lindero Atravesado
LLL-SB
AVI
AND
CBN
CLUSTER OIL N°3

UNLOCKING VALUE OF SHALE OIL ACREAGE

YPF

CLUSTER OIL N° 1

DEVELOPMENT
Loma Campana, La Amarga Chica & Bandurria Sur

EXPANSION
Aguada del Chañar acquisition

CLUSTER OIL N° 2

PILOTS
- Bajo del Toro
- Narambuena
- Chihuido de la Sierra Negra

EXPLORATION
Las Manadas



BdT Curve Type 2018
Qo BdT.x-6(h)
Qo BdT.x-7(h)
Normalized Oil Production (bbl/d per 2,000 m)
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
0
2
4
Months

EUR 933 kboe IP60 1,800 boe/d

CLUSTER OIL N° 3

EXPLORATION
Sierra Barrosa-Loma La Lata, Loma La Lata Oeste & Al Norte de la Dorsal

9

PRODUCTIVITY IMPROVEMENT TIMELINE LOMA CAMPANA LA AMARGA CHICA BANDURRIA SUR – SE ZONE (KBbl) (KBbl) (KBbl) 2wells Avg. Campaign 2016 Avg. Campaign 2016 375 375 375 Avg. Campaign 2017 Avg. Campaign 2017 Avg. Campaign 2018 Avg. Campaign 2018 Avg. Campaign 2019 Avg. Campaign 2019 300 300 300 6wells 2wells 37 wells 9wells 56 wells 30 wells 225 225 225 18 wells Avg. Campaign 2017 11 wells Avg. Campaign 2018 8wells 150 150 150 75 75 75 0 0 0 0 6 12 18 24 30 36 0 6 12 18 24 30 36 0 6 12 18 24 30 36 Months Months Months EUR 905 kboe EUR 800 kboe EUR 980 kboe 2018 campaign 2018 campaign 2018 campaign 10PRODUCTIVITY IMPROVEMENT TIMELINE LOMA CAMPANA LA AMARGA CHICA BANDURRIA SUR – SE ZONE (KBbl) (KBbl) (KBbl) 2wells Avg. Campaign 2016 Avg. Campaign 2016 375 375 375 Avg. Campaign 2017 Avg. Campaign 2017 Avg. Campaign 2018 Avg. Campaign 2018 Avg. Campaign 2019 Avg. Campaign 2019 300 300 300 6wells 2wells 37 wells 9wells 56 wells 30 wells 225 225 225 18 wells Avg. Campaign 2017 11 wells Avg. Campaign 2018 8wells 150 150 150 75 75 75 0 0 0 0 6 12 18 24 30 36 0 6 12 18 24 30 36 0 6 12 18 24 30 36 Months Months Months EUR 905 kboe EUR 800 kboe EUR 980 kboe 2018 campaign 2018 campaign 2018 campaign 10

ENSURING THE NECESSARY INFRASTRUCTURE TO EVACUATE SHALE OIL PRODUCTION San Lorenzo Poliducts LC-VM-MC-SL LUJÁN DE CUYO MC-SL VM-JN-LM Montecristo VM-MC REFINERY 100% YPF No bottleneck expected LC-VM 105.5 kbbl/d / 100% YPF in the short-term Villa Mercedes VM-JN-LM AXION PH – CILC Pipeline Performing meticulous Junín RAIZEN 100% YPF study of the oil midstream LA PLATA REFINERY sector, including: 189 kbbl/d / 100% YPF • Reverting some PR – CILP Pipeline existing pipelines 100% YPF OTC 35% YPF Trasandino Pipeline • Increasing OLDELVAL 107 kbbl/d OTA NODO 35% YPF pumping capacity PH 428 km • Upgrading the existing LC-LP Pipeline Medanito export terminal in TRAFIGURA 85% YPF OLDELVAL the Atlantic 37% YPF PLAZA HUINCUL OTE Allen – PR 163 kbbl/d REFINERY 30% YPF • Reactivating export Puerto Allen 513 km Rosales 25 kbbl/d / 100% YPF route to the Pacific 11ENSURING THE NECESSARY INFRASTRUCTURE TO EVACUATE SHALE OIL PRODUCTION San Lorenzo Poliducts LC-VM-MC-SL LUJÁN DE CUYO MC-SL VM-JN-LM Montecristo VM-MC REFINERY 100% YPF No bottleneck expected LC-VM 105.5 kbbl/d / 100% YPF in the short-term Villa Mercedes VM-JN-LM AXION PH – CILC Pipeline Performing meticulous Junín RAIZEN 100% YPF study of the oil midstream LA PLATA REFINERY sector, including: 189 kbbl/d / 100% YPF • Reverting some PR – CILP Pipeline existing pipelines 100% YPF OTC 35% YPF Trasandino Pipeline • Increasing OLDELVAL 107 kbbl/d OTA NODO 35% YPF pumping capacity PH 428 km • Upgrading the existing LC-LP Pipeline Medanito export terminal in TRAFIGURA 85% YPF OLDELVAL the Atlantic 37% YPF PLAZA HUINCUL OTE Allen – PR 163 kbbl/d REFINERY 30% YPF • Reactivating export Puerto Allen 513 km Rosales 25 kbbl/d / 100% YPF route to the Pacific 11

GAS MARKET: TAKING SEVERAL MEASURES TO MITIGATE OVERSUPPLY NATURAL GAS PRODUCTION (Mm3/d) NG Production Production curtailments 50 10 46 8 42 6 ESCOBAR 38 4 BSAS RING 34 2 VACA BAHÍA MUERTA BLANCA 30 0 TGN TGS TO Chile Short-term levers Medium FSRU to long-term levers • Exports to Chile LNG BARGE • LNG floating barge MEGA SEPARATION • Sizeable LNG terminal MEGA FRACTIONATION • Ensenada Barragán • Profertil expansion • Underground gas storage 12GAS MARKET: TAKING SEVERAL MEASURES TO MITIGATE OVERSUPPLY NATURAL GAS PRODUCTION (Mm3/d) NG Production Production curtailments 50 10 46 8 42 6 ESCOBAR 38 4 BSAS RING 34 2 VACA BAHÍA MUERTA BLANCA 30 0 TGN TGS TO Chile Short-term levers Medium FSRU to long-term levers • Exports to Chile LNG BARGE • LNG floating barge MEGA SEPARATION • Sizeable LNG terminal MEGA FRACTIONATION • Ensenada Barragán • Profertil expansion • Underground gas storage 12

DOWNSTREAM: SOLID MARKET LEADERSHIP Others (2) GASOLINE GASOLINE SALES (YoY variation) MARKET SHARE YPF Market (1) (2) 3% BREAKDOWN (%) 8% 5% 4% 15% 57% 0% 20% -4% -8% Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 (2) DIESEL SALES (YoY variation) Others DIESEL YPF Market MARKET SHARE 5% (1) (2) 6% BREAKDOWN (%) 8% 17% 57% 4% 0% 15% -4% -8% Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 (1) Market share as of 1H 2019. 13 (2) YPF volumes exclude bunker sales to the foreign market and sales to other companies.DOWNSTREAM: SOLID MARKET LEADERSHIP Others (2) GASOLINE GASOLINE SALES (YoY variation) MARKET SHARE YPF Market (1) (2) 3% BREAKDOWN (%) 8% 5% 4% 15% 57% 0% 20% -4% -8% Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 (2) DIESEL SALES (YoY variation) Others DIESEL YPF Market MARKET SHARE 5% (1) (2) 6% BREAKDOWN (%) 8% 17% 57% 4% 0% 15% -4% -8% Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 (1) Market share as of 1H 2019. 13 (2) YPF volumes exclude bunker sales to the foreign market and sales to other companies.

GRADUAL ADJUSTMENTS IN FUEL PRICES TO BRIDGE GAP WITH IMPORT PARITY

YPF

FUELS BLENDED PRICE VS IMPORT PARITY[1]

(% VARIATION)



Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
*
Fuels Blended Price
Import Parity

(1) Import parity includes international reference price for heating oil, RBOB and biofuels, each of them weighted by sales volumes of our regular and premium diesel and gasoline. Fuels blended prices and Import Parity prices based on monthly average prices. January 2018 = base 0.

(2) (*) August 2019: preliminary data as of August 25th 2019.

14

FINANCING CAPEX WITH OWN CASHFLOW GENERATION (1) (2) CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW Q2 2019 FREE CASH FLOW (In Millions of USD) (In Millions of USD) 420 929 929 1,576 1,587 -1,105 -191 -42 23 -906 Cash & Cash flow Net Capex Interest Others Cash & -99 equivalents from financing payments equivalents -92 at the operations at the end -7 -176 beginning of Q2 2019 of Q2 2019 CFO Capex FCF pre Ens. Bar. A. del Others FCF acq. Chañar ( (1) Q2 2019 capex includes around USD 200 MN from M&A activities. 2) Free Cash Flow = Cash Flow from Operations minus CAPEX – M&A. 15FINANCING CAPEX WITH OWN CASHFLOW GENERATION (1) (2) CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW Q2 2019 FREE CASH FLOW (In Millions of USD) (In Millions of USD) 420 929 929 1,576 1,587 -1,105 -191 -42 23 -906 Cash & Cash flow Net Capex Interest Others Cash & -99 equivalents from financing payments equivalents -92 at the operations at the end -7 -176 beginning of Q2 2019 of Q2 2019 CFO Capex FCF pre Ens. Bar. A. del Others FCF acq. Chañar ( (1) Q2 2019 capex includes around USD 200 MN from M&A activities. 2) Free Cash Flow = Cash Flow from Operations minus CAPEX – M&A. 15

FINANCIAL DISCIPLINE AND SOLID CASH POSITION

YPF

PRINCIPAL DEBT AMORTIZATION SCHEDULE (1) (2)

(In Millions of USD)


Bonds
Trade financing
Bank loans
1,587
961
1,082
1,450
747
490
625
1,491
2,265
Cash & Equivalents (3)
2019
2020
2021
2022
2023
2024
2025
2026+

(1) As of June 30, 2019. Excludes IFRS 16 effects.
(2) Converted to USD using the June 30, 2019 exchange rate of Ps 42.36 to U.S $1.00.
(3) Includes cash & equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021.
(4) Net debt is calculated as total debt less cash & equivalents and financial derivatives. Net debt to LTM Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 42.36 to U.S $1.00 and LTM Adj. EBITDA calculated as sum of quarters.

DETAILS Q2 2019

~90% of our **cash** & **debt** denominated in USD

Average interest rates of **7.54%** in USD and **44.76%** in Pesos

Average life of **6.14** years

Net Debt /LTM Adj. EBITDA **1.9x** (3)(4)


YPF

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 30, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer